This is the form of material change report required under Section 85(1) of the Securities Act.

BC FORM 51-102F3

(formerly Form 53-901F)

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1.

Reporting Issuer

Northern Canadian Minerals Inc.

Cathedral Place

Suite 1304 – 925 West Georgia St.

Vancouver, BC V6C 3L2

(604) 684-2181

Item 2.

Date of Material Change

December 4, 2006

Item 3.

Press Release

Issued on December 4, 2006, at Vancouver, BC Canada and distributed to the TSX Venture Exchange, Market News and Vancouver Stockwatch.

Item 4.

Summary of Material Change

Northern Canadian Minerals Inc. announces it has received drilling permits from the Wyoming Department of Environmental Quality and will begin its second drilling program on Elkhorn Uranium Project in Wyoming on December 5th, 2006.  The property contains sandstone-hosted “roll-front” style mineralization.  The drilling program will include up to 60 drill holes and 2200 meters of drilling using a combination of 20 core holes 40 mud-rotary holes.  All holes will be logged using a down-hole geophysical probe.  The program will re-drill a portion of the historic uranium deposit that was identified by Federal Resources during the 1970s.  Drill data will be integrated with the historic drill results, to prepare an inferred mineral resource.  Core holes will be analyzed by standard geochemical methods by, to provide calibration and correlation data on uranium mineralization with radiometric results.  All work on the program is managed and directed by the Company’s wholly owned U.S. subsidiary, NCA Nuclear Inc., based in Golden, Colorado.  Interstate Drilling Services LLP, based in Thompson, North Dakota, has been contracted for core drilling and Materi Operating Inc., of Upton, Wyoming has been contracted for mud-rotary drilling.

Item 5.

Full Description of Material Change

Please see attached press release.

Item 6.

Reliance on Section 85(2) of the Act

N/A

Item 7.

Omitted Information

None

Item 8.

Senior Officers/Directors

The following senior officers/directors of the Issuer are knowledgeable about the material change and may be contacted by the Commission at the address and telephone number:

Praveen Varshney

Peeyush K. Varshney

President and Director

Secretary and Director

Suite 1304 – 925 West Georgia St.

Suite 1304 – 925 West Georgia St.

Vancouver, BC

Vancouver, BC

V6C 3L2

V6C 3L2

(604) 684-2181

(604) 684-2181

Item 9.

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated this 4th day of December 2006.	“Peeyush K. Varshney”
Peeyush K. Varshney
Name Secretary and Director
Position / Title Vancouver, B.C.
Place of Declaration

NORTHERN CANADIAN MINERALS INC.

FOR IMMEDIATE RELEASE

Monday, December 4, 2006

Contact:

Investor Relations

(No.2006-12-30)

Phone (604) 684-2181

info@northerncanadian.ca

Northern Canadian Announces Follow-Up Drilling Program

for Elkhorn Project, Wyoming, USA

Vancouver, British Columbia – December 4, 2006 – Northern Canadian Minerals Inc. (TSX Venture Exchange: NCA; Frankfurt Stock Exchange: N4I) (the “Company”) is pleased to announce it has received drilling permits from the Wyoming Department of Environmental Quality and will begin its second drilling program on Elkhorn Uranium Project in Wyoming on December 5th, 2006.  The property contains sandstone-hosted “roll-front” style mineralization.  The drilling program will include up to 60 drill holes and 2200 meters of drilling using a combination of 20 core holes 40 mud-rotary holes.  All holes will be logged using a down-hole geophysical probe.  The program will re-drill a portion of the historic uranium deposit that was identified by Federal Resources during the 1970s.  Drill data will be integrated with the historic drill results, to prepare an inferred mineral resource.  Core holes will be analyzed by standard geochemical methods by, to provide calibration and correlation data on uranium mineralization with radiometric results.  All work on the program is managed and directed by the Company’s wholly owned U.S. subsidiary, NCA Nuclear Inc., based in Golden, Colorado.  Interstate Drilling Services LLP, based in Thompson, North Dakota, has been contracted for core drilling and Materi Operating Inc., of Upton, Wyoming has been contracted for mud-rotary drilling.

The Elkhorn Project contains 7100 acres of mineral rights and is one of nine uranium projects that the Company is exploring in Wyoming and South Dakota.  Uranium mineralization at Elkhorn occurs along a northeast trending zone that extends over 12 miles.  Drilling will test uranium mineralization in the central portion of this trend where uranium was mined at the historic Busfield Mine, the Vickers Mines, and two other historic mines, all which lie within an area of extensive historic drilling.  The central mineralized trend extends approximately 4.8 kilometers (north-south) by 1 kilometer (east-west).  The Company has compiled the historic drilling data and is now in the process of producing a deposit model based on the historic drill results.  SRK Consulting is preparing a NI 43-101 assessment report on the Elkhorn Project.  A preliminary model is available on the Company’s web site (www.northerncanadian.ca).

Three uranium mines are in production in this region which employ “in-situ leach” recovery processes to recover uranium mineralization.  Operating mines are exploiting uranium mineralization that occurs in concentrations that range from approximately 0.1 – 0.3% U3O8.  Wyoming has been the leading producer of uranium in the U.S. since 1995 and Wyoming also contains the largest uranium reserves in the U.S.

Northern Canadian Minerals Inc. (NCA)

Northern Canadian Minerals is a Canadian public company focused on the acquisition, exploration and development of uranium properties world wide.  The Company’s exploration programs are headed by Keith Laskowski (MSc., V.P.-Exploration), a designated Qualified Person (NI 43-101) and a geologist with over 25 years of exploration experience.  NCA has a pipeline of uranium projects, ranging from grassroots to resource definition.  The Company is exploring two projects in the Athabasca Basin, including the CBE Project, located 8 km along trend from the Eagle Point uranium mine on the eastern margin of the Athabasca Basin and the Canyon Coin project, on the north side of the Athabasca Basin.  The Company has three properties in southwest Nevada which are being examined, and the Company has acquired Prospecting Permits covering 80,000 km2 in Mali, West Africa, in addition to the six projects in Wyoming and three projects in South Dakota.

Forward Looking Statements

Some of the statements in this news release contain forward-looking information, which involves inherent risk and uncertainty affecting the business of Northern Canadian Minerals Inc.  The potential quantity and grade of the above described uranium deposits is based upon historic exploration company drilling records obtained both privately and from the University of Utah Library.  It is uncertain if further exploration will result in discovery of an economic mineral resource on any of the properties.  Actual results may differ materially from those currently anticipated in such statements.

ON BEHALF OF THE BOARD OF DIRECTORS

“ Praveen K. Varshney ”

Praveen K. Varshney, President

Contact:

Investor Relations

Phone (604) 684-2181

info@northerncanadian.ca

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.